Date:	January 30, 2012		
Contact:	William W. Traynham, Chief Financial Officer		
	434-773-2242		
	traynhamw@amnb.com		
Traded:	NASDAQ Global Select Market	**Symbol:**	AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS FOURTH QUARTER 2011 EARNINGS

- *Completes first two quarters of combined operations with MidCarolina*
- *Q4 net income of $4.6 million and diluted EPS of $0.59 per share*
- *Net interest margin 4.35% for 2011*
- *Average shareholders' equity of $151 million represents 11.59% of average assets*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced fourth quarter 2011 net income available to common shareholders of $4,600,000 compared to $1,851,000 for the fourth quarter in 2010, a 149% increase. Earnings per share, basic and diluted, were $0.59 for the 2011 quarter compared to $0.30 for the 2010 quarter. This quarterly net income produced for 2011 a return on average assets of 1.42%, a return on average equity of 12.28%, and a return on tangible equity of 18.77%.

Net income available to common shareholders was $11,468,000 for 2011 compared to $8,278,000 for 2010, a 39% increase. Earnings per share, basic and diluted, were $1.64 for 2011 compared to $1.35 for 2010. This net income produced for 2011 a return on average assets of 1.07%, a return on average equity of 8.88%, and a return on tangible equity of 12.97%.

Earnings for the fourth quarter of 2011 and for the year were favorably impacted by the July 1, 2011, merger between American National and MidCarolina Financial Corporation ("MidCarolina"). Unless otherwise noted, most of the material changes between periods are related to the merger.

Financial Performance and Overview

Charles H. Majors, Chairman and Chief Executive Officer, reported, "July 1, 2011, was the first day of a new and exciting chapter in the life of American National. We consummated the merger with MidCarolina and grew our community bank assets to $1.3 billion from $800 million. In that same transaction, we added significantly to the depth and breadth of our market footprint, our pool of talented bankers, and, most importantly, our ability to serve customers.

"We now have over $800 million in loans and over $1 billion in deposits. We also have the best community bankers in the industry. Every day we are ready and eager to grow an exemplary community bank for the 21st century so we can help grow our local markets.

"Earnings for the year were strong. Our net income available to common shareholders was $11.5 million for 2011, compared to $8.3 million for the prior year, an increase of 39%. Much of the increase was driven by the merger with MidCarolina.

"The accounting rules that govern business combinations are complex and require the balance sheet of the acquired company be valued at 'fair value'. This process can result in significant fair value adjustments that are effectively purchase discounts ("mark"). A large portion of this fair value discount has been added to our earnings for the second half of 2011. Approximately $5,100,000 of our 2011 pretax income was directly related to various fair value adjustments, the majority of which results from the loan portfolio purchase discount.

"We are also constantly reviewing and assessing the overall credit risk in the loan portfolio for the legacy Virginia bank and for the newly acquired loans in North Carolina. We only have two quarters of operations of the combined bank, so we have very little in the way of objective historical experience for the new loans. We also have a much faster decline in the credit portion of the fair value mark than the decline in the related contractual loan balances, which relates to amortization periods versus maturity dates. Consequently, during the fourth quarter, in addition to our normally determined provision expense our analysis determined we needed to provide an additional $1.6 million. This amount was determined after assessing loan charge offs, within and outside the purchase mark, on the North Carolina loan portfolio and after consideration of the change in the purchase mark versus the change in the related loan principal balances.

"No business combination this substantial comes easily or inexpensively. During 2011, American National recorded approximately $1.6 million in non-recurring, merger related expenses. This is reflected in our noninterest expense totals for the year.

Majors concluded, "This was a truly remarkable year for American National. We invite our customers and shareholders to help us build and grow a community bank for the new century."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements. For the quarter ended December 31, 2011, average shareholders' equity was 11.59% of average assets and average tangible equity was 18.77% of average assets.

Book value per common share was $19.58 at December 31, 2011, compared to $17.64 for the same date in 2010.

Tangible book value per common share was $13.86 at December 31, 2011, compared to $13.76 for the same date in 2010.

Credit Quality Measurements

Nonperforming assets ($13.7 million of non-accrual loans and $5.4 million of foreclosed real estate) represented 1.46% of total assets at December 31, 2011, compared to 0.76% at December 31, 2010.

Annualized net charge offs to average loans were 26 basis points (0.26%) for the 2011 fourth quarter, compared to 47 basis points (0.24%) for the same quarter in 2010.

The allowance for loan losses as a percentage of total loans was 1.28% at December 31, 2011 compared to 1.62% the prior year. The loans acquired in connection with the MidCarolina merger, all valued at the merger date at fair value, whereby loan losses are implicit in the valuation, have had a significant impact on this ratio. The allowance for loan losses as a percentage of total loans, net of fair value loans, was 1.96% at December 31, 2011.

Net Interest Income

Net interest income before provision for loan losses increased to $14,860,000 in the fourth quarter of 2011 from $6,693,000 in fourth quarter of 2010, an improvement $8,167,000 or 122%.

For 2011 the net interest margin increased 57 basis points (0.57%) to 4.35% compared to the same period in 2010.

Noninterest Income

Noninterest income totaled $2,587,000 in the fourth quarter of 2011, compared with $2,906,000 in the fourth quarter of 2010, a decrease of $319,000 or 11%. The 2010 quarter included a $450,000 gain on sale of bank owned real estate (non-OREO). Service charge related income has been favorably impacted by the merger.

Noninterest Expense

Noninterest expense totaled $8,629,000 in the fourth quarter of 2011, compared to $6,474,000 in the fourth quarter of 2010, an increase of $2,155,000 or 33.3%.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion following the July 1, 2011, completion of the MidCarolina merger. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and one loan production office. The banking offices in Alamance and Guilford counties in North Carolina operate as MidCarolina Bank, a division of American National Bank. American National Bank and Trust Company also manages an additional $532 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.